Exhibit 1.02

Invacare Corporation
Conflict Minerals Report
For The Year Ended December 31, 2013

This report for the year ended December 31, 2013 is provided pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule imposes certain reporting obligations on SEC registrants that have manufactured products containing conflict minerals which are necessary to the functionality or production of the registrant’s products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. The Rule’s requirements apply to registrants regardless of the geographic origin of the conflict minerals and whether the sale of the conflict minerals funds armed conflict.
If, after conducting due diligence on the source and chain of custody of the conflict minerals contained in its products, a registrant has reason to believe that any of those conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country, or if the registrant is unable to determine the country of origin of those conflict minerals, the Rule requires the registrant to submit a Conflict Minerals Report (“CMR”) to the SEC that includes, among other things, a description of the due diligence measures undertaken by the registrant.
If a registrant, after conducting its due diligence, determines that it has products that are “DRC conflict undeterminable” under the Rule for the years 2013 or 2014, the registrant’s CMR is not subject to an independent private sector audit. Accordingly, this report has not been independently audited.
1.    Overview
Company
This report has been prepared by Invacare Corporation (herein referred to as “Invacare,” the “Company,” “we,” “us,” or “our”) pursuant to the Rule, with respect to the Company and its consolidated entities. Invacare is a global leader in the manufacture and distribution of innovative home and long-term care medical products that promote recovery and active lifestyles. Invacare employs approximately 5,400 associates and markets its products in 80 countries around the world.
Products
Invacare’s product lines are classified into the following primary categories: Mobility and Seating, Lifestyle, Continuing Care and Respiratory Therapy. The Company’s products include, among other things, power wheelchairs, custom manual wheelchairs, personal mobility products, seating and positioning products, manual wheelchairs, personal care products, homecare beds, pressure relieving sleep surfaces, patient transport products, non-delivery oxygen products and stationary oxygen concentrators.
We conducted an internal analysis of our products and found that certain of those products may contain relatively small quantities of 3TG. Those products included our power wheelchairs, homecare beds, patient transport products, non-delivery oxygen products and stationary oxygen concentrators.

Conflict Minerals Policy
We have adopted a conflict minerals policy which is publicly available on our website at www.invacare.com, under the tab About Us / Leading the Way, Responsibly. The policy outlines our expectations for our suppliers with respect to partnering with us to comply with the Rule.

Supply Chain
The products that we manufacture are highly complex. We have relationships with a vast network of suppliers throughout the world and there are generally multiple tiers of suppliers in the chain between 3TG mines and our direct suppliers. Therefore, in order to manage the scope of our due diligence exercise, we rely on our direct suppliers to provide information on the origin of the 3TG contained in materials supplied to us, including sources of 3TG that are supplied to them by sub-tier suppliers.
Because of the complexity and size of our supply chain, we developed a risk-based approach to our assessment. We performed an analysis of our product components, and the role that suppliers play in our manufacturing and product delivery processes. We defined the scope of our due diligence and reasonable country of origin inquiry by focusing on certain of our major suppliers, as well as certain of our suppliers that we believed were likely to provide us with components and raw materials containing 3TG (the “identified suppliers”). We believe this was a reasonable approach because there is relatively little variation in our largest direct suppliers from year to year.
We contacted the identified suppliers and informed them of our conflict minerals policy and our expectations with respect to due diligence. We requested that all identified suppliers provide information to us regarding 3TG and smelters using the template developed by the Electronic Industry Citizenship Coalition® (EICC®) and The Global e-Sustainability Initiative (GeSI), known as the EICC-GeSI Conflict Minerals Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters and refiners that provide material to a manufacturer’s supply chain. The Template includes questions regarding a direct supplier’s conflict-free policy, its due diligence process, and information about its supply chain such as the names and locations of smelters and refiners as well as the origin of 3TG used by those facilities.
Efforts to Determine Mine or Location of Origin
Through our participation in the Conflict-Free Sourcing Initiative (CFSI), an initiative of EICC and GeSI, and the OECD 3T and gold pilot implementation programs, we have concluded that our due diligence represents our reasonable efforts to determine the smelters or locations of origin of 3TG in our supply chain. Our inquiry included an analysis of our products using a decision tree to determine if a component and/or supplier is considered in scope, a risk-based assessment of the suppliers most likely to provide us with materials containing 3TG and a request for information from the identified suppliers using the Template.
Smelters or Refiners and Country of Origin of 3TG
All of the responses that we received from the identified suppliers indicated that the information provided was at a company or divisional level, rather than at a level directly relating to materials that the supplier actually supplies to us. We were therefore unable to determine whether any of the 3TG that those suppliers reported was contained in materials that the suppliers actually supplied to us. The large majority of the responses we received from suppliers did not specify the smelters or refineries used to produce their materials. Those responses that did list the smelters or refineries used to produce their materials did not specify the smelters or refineries used for materials supplied to us. We were therefore unable to validate which of those smelters or refineries are actually in our supply chain. As a result, we have elected not to present smelter and refinery names in this report, although we provide a summary later in this report.
After receiving these responses, with respect to those suppliers that specified smelters and refineries used to produce their materials, we referenced all of the names of the smelters or refineries in the responses against the Conflict Free Smelter (CFS) list provided in the EICC-GeSI Conflict Mineral Reporting Template. The Template indicates that the CFS list provided in the Template is not a comprehensive global list of conflict free smelters. A certain number of the smelters or refineries referenced in the responses from our suppliers were not listed in the CFS list. Therefore, we were unable to confirm whether those smelters specified by our suppliers, but not included on the CFS list, are considered conflict free smelters.
Due to the breadth and complexity of our supply chains, we expect that it will take some time for many of our suppliers to be able to verify the origin of all of the 3TG that they supply. We hope to further develop transparency in our supply chain through continued contact with our suppliers and use of our due diligence processes, and through participation in the Conflict-Free Sourcing Initiative.
Conclusion
After exercising the due diligence described in this report, we concluded that our products containing 3TG are “DRC conflict undeterminable,” as defined in the Rule.
2.    Due Diligence
Our due diligence measures are intended to conform, in all material respects, with the due diligence framework presented by the The Organization for Economic Co-operation and Development (OECD) in the publication OECD (2013) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing (OECD Guidance).
Our conflict minerals due diligence process includes the development of a conflict minerals policy, establishment of management systems, engagement with suppliers, due diligence compliance processes and measurement, record-keeping and follow-up actions when necessary.
MANAGEMENT SYSTEMS
Conflict Minerals Policy
As referenced above, we have adopted a conflict minerals policy related to our sourcing of 3TG which is publicly available on our website.
Internal Team
We have established a management system to support supply chain due diligence related to 3TG. Our management system includes an executive steering committee, and a team of subject matter experts from relevant functions such as global supply chain and engineering. The global supply chain organization is responsible for implementing our conflict minerals compliance strategy.

Control Systems
We do not have a direct relationship with 3TG smelters and refiners. We rely on our direct suppliers to provide information on the origin of the 3TG contained in materials supplied to us, including sources of 3TG that are supplied to them by sub-tier suppliers.

Accordingly, we developed Invacare’s conflict minerals policy, which includes our supplier expectations, and communicated our policy to our direct suppliers.
In addition to communicating our supplier expectations, Invacare has created a documentation and record tracking and reporting mechanism to identify the suppliers who have been contacted by Invacare as part of the due diligence inquiry, and indicate whether a supplier has provided a response including the results of the supplier’s disclosure to Invacare.
Invacare is working to develop and establish a qualification process for new suppliers where regulatory expectations, including those related to conflict minerals compliance, will be communicated to prospective suppliers, and prospective suppliers will be required to provide us with certain disclosures regarding their compliance, before we purchase materials from the supplier.

Management Engagement
We have conducted training presentations for our internal stakeholders, including supply chain management, engineering, and internal audit team members, with the intent of providing them with a general understanding of the 3TG regulations, how Invacare is being impacted, and the steps being taken by Invacare to be compliant with the regulation.
IDENTIFY AND ASSESS RISK IN THE SUPPLY CHAIN
Because of the complexity and size of our supply chain, it is difficult for us to identify all the sub-tier companies within the supply chain behind our direct suppliers. After analyzing our product components, using a decision tree to determine if a component and/or supplier is considered in scope, and the role that suppliers play in our manufacturing and product delivery processes, we defined the scope of our due diligence inquiry by focusing on our major suppliers, as well as suppliers that we believed were likely to provide us with components and raw materials containing 3TG. In conducting our due diligence inquiry, we surveyed the identified suppliers using the CFSI Reporting Template.
Survey Responses
We have relied on our surveyed suppliers’ responses to provide us with information about the source of the conflict minerals contained in materials provided to us. Our direct suppliers are similarly reliant upon information provided by their suppliers. By adopting the methodology outlined by the CFSI’s joint industry programs and outreach initiatives and requirements that our suppliers conform with the same standards when reaching out to their own suppliers, and requesting that our suppliers report to us using the Template, we believe that the information regarding smelters and refineries that we gathered from our supply chain represent the most reasonable known mine of origin information available to us.
We received responses from 55% of the identified suppliers. These responses were provided using the Template as well as other supplemental information. We reviewed the responses against criteria developed by our internal team to determine which required further engagement. Under our criteria, responses that required further engagement included those that were incomplete, as well as those with inconsistencies within the data reported by those suppliers. We have worked directly with those suppliers in an effort to secure revised responses.
Substantially all of the responses received from our surveyed suppliers provided data at a company or divisional level, rather than at a level directly relating to materials that the supplier actually supplies to us. The large majority of the responses we received from suppliers did not specify the smelters or refineries used to produce their materials.

A few of the suppliers who responded to our survey provided a list of smelters and refineries used to process 3TG contained in the components supplied to all of their customers. These responses included the names of 214 facilities listed by our suppliers as smelters or refiners. Where the smelter identification number was provided, we verified whether the facility was listed on the EICC-GeSi smelter list included in the Template. We determined that 199 unique smelters listed in the responses were certified Conflict-Free under the Conflict Free Smelter Program. To our knowledge, it is unknown whether the minerals from the other 15 smelters and refineries listed in the responses originate from the DRC or surrounding countries as the smelter identification number was not provided.
DESIGN AND IMPLEMENT A STRATEGY TO RESPOND TO RISKS

•	We have adopted a conflict minerals policy.

•	We have implemented a risk management plan that outlines the company responses to identified risks.

•	Our executive steering committee is briefed about our due diligence efforts.

•	We found no instance where it was necessary to implement risk mitigation efforts, temporarily suspend trade or disengage with a supplier.

CARRY OUT INDEPENDENT THIRD PARTY AUDIT OF SUPPLY CHAIN DUE DILIGENCE AT IDENTIFIED POINTS IN THE SUPPLY CHAIN
We do not have a direct relationship with 3TG smelters and refiners and therefore do not perform or direct audits of these entities. We support audits conducted by third parties through our participation in the Conflict Free Smelter Program, and rely upon industry efforts (such as those of CFSI) to influence smelters and refineries to get audited and become certified through the Conflict Free Smelter Program.
REPORT ON SUPPLY CHAIN DUE DILIGENCE
This Conflict Minerals Report constitutes our report on our 3TG due diligence with respect to the year 2013 and is filed with the SEC.

Cautionary Statement Concerning Forward-Looking Statements
Certain statements in this report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” and “estimates,” “targets,” “anticipates,” and similar expressions are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and we undertake no obligation to update or revise any forward-looking statement, except as required by federal securities laws.